1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 9, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC November 2011 Sales Report

Hsinchu, Taiwan, R.O.C. –December 9, 2011 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for November 2011: On an unconsolidated basis, net sales were approximately NT$35.22 billion, a decrease of 5.4 percent over October 2011 and a decrease of 1.4 percent over November 2010. Revenues for January through November 2011 totaled NT$387.68 billion, an increase of 3.9 percent compared to the same period in 2010.

On a consolidated basis, net sales for November 2011 were approximately NT$35.86 billion, a decrease of 4.7 percent over October 2011 and a decrease of 2.7 percent over November 2010. Consolidated revenues for January through November 2011 totaled NT$395.84 billion, an increase of 2.9 percent compared to the same period in 2010.

TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)

Period	November 2011	October 2011	M-o-M Increase (Decrease) %	November 2010	Y-o-Y Increase (Decrease) %	January through November 2011	January through November 2010	Y-o-Y Increase (Decrease) %
Net Sales	35,219	37,247	(5.4)	35,722	(1.4)	387,679	373,212	3.9

*	Year 2011 figures have not been audited.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	November 2011	October 2011	M-o-M Increase (Decrease) %	November 2010	Y-o-Y Increase (Decrease) %	January through November 2011	January through November 2010	Y-o-Y Increase (Decrease) %
Net Sales	35,859	37,610	(4.7)	36,846	(2.7)	395,839	384,669	2.9

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

December 9, 2011

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Nov. 2011.

1)	Sales volume (in NT$ thousands)

Period	Items	2011	2010
Nov.	Net sales	35,218,771	35,722,299
Jan.-Nov.	Net sales	387,678,546	373,212,137

2)	Funds lent to other parties (in NT$ thousands)

	Limit of lending	Nov.	Bal. as of period end
TSMC Partners*	34,844,796	287,993	8,033,475

3)	Endorsements and guarantees (in NT$ thousands): None.

4)	Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	752,600	1,398,425
	Mark to Market Profit/Loss	(6,822)	3,333
	Unrealized Profit/Loss	1,012	3,333
Expired Contracts	Notional Amount	153,404,404	133,141,744
	Realized Profit/Loss	1,405,597	(617,746)
Equity linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,133,422
	Mark to Market Profit/Loss	(1,854)
	Unrealized Profit/Loss	(1,854)
Expired Contracts	Notional Amount	123,917,518
	Realized Profit/Loss	(176,539)
Equity linked product (Y/N)		N

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,697,130
	Mark to Market Profit/Loss	(1,320)
	Unrealized Profit/Loss	(2,100)
Expired Contracts	Notional Amount	37,574,885
	Realized Profit/Loss	(51,929)
Equity linked product (Y/N)		N

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	106,960	182,703
	Mark to Market Profit/Loss	(898)	(779)
	Unrealized Profit/Loss	(898)	(779)
Expired Contracts	Notional Amount	459,512	—
	Realized Profit/Loss	3,681	—
Equity linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	133,778
	Mark to Market Profit/Loss	(435)
	Unrealized Profit/Loss	(435)
Expired Contracts	Notional Amount	334,915
	Realized Profit/Loss	6,939
Equity linked product (Y/N)		N

TSMC Expands Investment in Taiwan with

New Milestone for Taichung GigaFabTM

Taichung, Taiwan, R.O.C. – Dec 9, 2011 – TSMC (TWSE: 2330, NYSE: TSM) today held a groundbreaking ceremony in Taichung’s Central Taiwan Science Park for Phase 3 of its Fab 15 GigaFabTM, setting a new milestone for the company’s commitment towards continued investment in Taiwan.

TSMC began construction on Fab 15, Phase 1, in July 2010, and completed equipment move-in in mid-2011 with volume production scheduled for early 2012. At the same time, Fab 15, Phase 2 started construction in mid-2011 and is expected to begin volume production next year. Fab 15 Phases 1 and 2 are forecast to generate as much as US$3 billion in revenue per year once they enter volume production, and Phase 3 will also reach a similar scale in the future.

Fab 15 currently employs approximately 1,400 employees, and is expected to create a total of 8,000 high-quality job opportunities, developing talent for Taiwan’s semiconductor industry and bringing more high value-added growth opportunities to TSMC.

The groundbreaking ceremony was led by TSMC Chairman Dr. Morris Chang. “With a strong foundation in Taiwan, TSMC continues to fortify its trinity of strengths: technology leadership, manufacturing excellence, and customer trust,” Chairman Chang said. “We aim to be the most trusted partner for our customers around the world and to form a powerful competitive force in the semiconductor industry with them. What’s more, we hope that our leadership will make Taiwan a pivotal player in global semiconductor industry, and that TSMC continues to be a world-class company that everyone in Taiwan can take pride in. Fab 15, Phase 3 plays an important role in our plans for advanced technology development and capacity expansion, and once again demonstrates TSMC’s ability to satisfy customer demands.”

Fab 15, Phase 3 will be TSMC’s second GigaFabTM equipped for 20nm process technology, and the company’s third “green fab” following Fab 12 and Fab 14. Fab 15, Phase 3 applies numerous pollution prevention and energy conservation methods, including classification of process wastewater into 25 categories, an effective process water recycling rate of 90%, water use reduction of 62%, and 5% less power consumption than earlier facilities. In addition, Fab 15, Phase 3 has a rainwater collection surface of 40,000 square meters, and all collected rainwater is used in landscaping, consuming no water from public utilities. In addition, we aim to create a benchmark in high-quality green buildings with treatment effectiveness of cleanroom exhaust reaching as high as 98%, innovations in recirculation of waste heat, as well as application solar power and LED lighting technology. The construction of Fab 15, Phase 3 will continue to push forward the development of green factories by creating a green environment with comprehensive functionality.

As TSMC continues to expand Fab 15 in the Central Taiwan Science Park, the company will closely monitor industry trends and make decisions for future capacity expansion at Fab 12 in Hsinchu and Fab 14 in Tainan to strengthen its competitiveness and to support its growth.

Fab 15, Phase 3 Background Information:

•	Process Technology: 20nm and more advanced

•	Capacity: 40,000 300mm (12-inch) wafers per month

•	Product Applications: Includes application processors (APs), baseband, graphics processing units (GPUs), central processing units (CPUs), and field programmable gate arrays (FPGAs)

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Lijung Chang Project Manager PR Department Tel: 886-3-563-6688 ext.7125039 Mobile: 886-988-930-037 E-Mail: ljchang@tsmc.com